SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                                 Lan Chile S.A.
                                 --------------
                                (Name of Issuer)

                    Shares of Common Stock without par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
                                 --------------
                                 (CUSIP Number)

                                    12/31/03
                                    --------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP No.  Not applicable         13G
--------------------------


 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Inversiones Costa Verde Limitada y Compania en Comandita por Acciones

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|

                                                                 (b)|X|

 3.   SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile

                      5.  SOLE VOTING POWER
NUMBER OF
SHARES                    101,419,931
BENEFICIALLY
OWNED                 6.  SHARED VOTING POWER
BY EACH
REPORTING                 - 0 -
PERSON
WITH                  7.  SOLE DISPOSITIVE POWER

                          101,419,931

                      8.  SHARED DISPOSITIVE POWER

                          - 0 -


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     101,419,931

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     31.8%

12.  TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No.  Not applicable         13G
--------------------------


 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Inmobiliaria e Inversiones Asturias S.A.

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                 (b)|X|

 3.   SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile

                      5.  SOLE VOTING POWER
NUMBER OF
SHARES                    0
BENEFICIALLY
OWNED                 6.  SHARED VOTING POWER
BY EACH
REPORTING                 - 0 -
PERSON
WITH                  7.  SOLE DISPOSITIVE POWER

                          0

                      8.  SHARED DISPOSITIVE POWER

                          - 0 -


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%

12.  TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No.  Not applicable         13G
--------------------------


 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Inversiones Costa Verde Limitada

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                 (b)|X|

 3.   SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile

                      5.  SOLE VOTING POWER
NUMBER OF
SHARES                    -0-
BENEFICIALLY
OWNED                 6.  SHARED VOTING POWER
BY EACH
REPORTING                 101,419,931
PERSON
WITH                  7.  SOLE DISPOSITIVE POWER

                          -0-

                      8.  SHARED DISPOSITIVE POWER

                          101,419,931


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     101,419,931

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     31.8%

12.  TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No.  Not applicable         13G
--------------------------


 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Juan Jose Cueto Plaza

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                 (b)|X|

 3.   SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile

                      5.  SOLE VOTING POWER
NUMBER OF
SHARES                    -0-
BENEFICIALLY
OWNED                 6.  SHARED VOTING POWER
BY EACH
REPORTING                 101,419,931
PERSON
WITH                  7.  SOLE DISPOSITIVE POWER

                          -0-

                      8.  SHARED DISPOSITIVE POWER

                          101,419,931


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     101,419,931

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     31.8%

12.  TYPE OF REPORTING PERSON*

     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No.  Not applicable         13G
--------------------------


 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Ignacio Cueto Plaza

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                 (b)|X|

 3.   SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile

                      5.  SOLE VOTING POWER
NUMBER OF
SHARES                    -0-
BENEFICIALLY
OWNED                 6.  SHARED VOTING POWER
BY EACH
REPORTING                 101,419,931
PERSON
WITH                  7.  SOLE DISPOSITIVE POWER

                          -0-

                      8.  SHARED DISPOSITIVE POWER

                          101,419,931


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     101,419,931

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     31.8%

12.  TYPE OF REPORTING PERSON*

     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No.  Not applicable         13G
--------------------------


 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Enrique Cueto Plaza

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                 (b)|X|

 3.   SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile

                      5.  SOLE VOTING POWER
NUMBER OF
SHARES                    -0-
BENEFICIALLY
OWNED                 6.  SHARED VOTING POWER
BY EACH
REPORTING                 101,419,931
PERSON
WITH                  7.  SOLE DISPOSITIVE POWER

                          -0-

                      8.  SHARED DISPOSITIVE POWER

                          101,419,931


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     101,419,931

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     31.8%

12.  TYPE OF REPORTING PERSON*

     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:
---------
                  Lan Chile S.A. ("Lan Chile")

Item 1(b).        Address of Issuer's Principal Executive Offices:
---------
                  Avenida Presidente Riesco 5711, 19th Floor, Santiago, Chile

Item 2(a).        Name of Persons Filing:
---------


         This Statement is filed, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

      (1)  Inversiones Costa Verde Limitada y Compania en Comandita por Acciones
      (2)  Inversiones Costa Verde Limitada
      (3)  Inmobiliaria e Inversiones Asturias S.A.
      (4)  Juan Jose Cueto Plaza
      (5)  Ignacio Cueto Plaza
      (6)  Enrique Cueto Plaza

         As of December 31, 2003, Inversiones Costa Verde Limitada, Juan Jose Cueto Plaza, Ignacio Cueto Plaza and Enrique Cueto Plaza held their beneficial ownership interests in Lan Chile through Inversiones Costa Verde Limitada y Compania en Comandita por Acciones, which is a shareholder of Lan Chile.

         As of December 31, 2003, Inmobiliaria e Inversiones Asturias S.A. no longer held any interest in Lan Chile.

         Inversiones Costa Verde Limitada y Compania en Comandita por Acciones is controlled by Mr. Juan Jose Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and others.



Item 2(b).        Address of Principal Office or, if None, Residence:
---------

        (1)  El Bosque Norte 0440, Piso 14, Las Condes, Santiago, Chile.
        (2)  Avenida Presidente Riesco 5711, 19th Floor, Santiago, Chile
        (3)  El Bosque Norte 0440, Piso 14, Las Condes, Santiago, Chile.
        (4)  Avenida Presidente Riesco 5711, 19th Floor, Santiago, Chile
        (5)  Avenida Presidente Riesco 5711, 19th Floor, Santiago, Chile
        (6)  Avenida Presidente Riesco 5711, 19th Floor, Santiago, Chile


Item 2(c).        Citizenship or Place of Organization:
---------
                  See Item 4 on pages 2 through 7.

Item 2(d).        Title of Class of Securities:
---------
                  Shares of Common Stock without par value.

Item 2(e).        CUSIP Number:
---------
                  Not Applicable

Item 3.           Not Applicable
------

Item 4.           Ownership:
------

                  (a)    Amount beneficially owned:
                         See Item 9 on pages 2 through 7.

                  (b)    Percent of class:
                        See Item 11 on pages 2 through 7.

                  (c)    Number of shares as to which such person has:

                        (i) Sole power to vote or to direct the vote:
                            See Item 5 on pages 2 through 7.

                       (ii) Shared power to vote or to direct the vote:
                            See Item 6 on pages 2 through 7.

                      (iii) Sole power to dispose or to direct the
                            disposition of:
                            See Item 7 on pages 2 through 7.

                       (iv) Shared power to dispose or to direct the
                            disposition of:
                            See Item 8 on pages 2 through 7.

Item 5.           Ownership of Five Percent or Less of a Class:
------
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

                  The above statement applies only to Inmobiliaria e Inversiones Asturias S.A.


Item 6.           Ownership of More than Five Percent on Behalf of Another
------            Person:
                  Not Applicable

Item 7.           Identification and Classification of the Subsidiary Which
------            Acquired the Security Being Reported on by the Parent
                  Holding Company:
                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:
------            Not Applicable


Item 9.           Notice of Dissolution of Group:
------
                  Not Applicable

Item 10.          Certification:
-------
                  Not Applicable

         This filing amends and restates the information previously filed by the Reporting Persons on Schedule 13G-A on February 14, 2003. This filing on
Schedule 13G replaces all previous filings made by the Reporting Persons. Any future changes in ownership by the Reporting Persons of common stock of Lan Chile that require the filing of an amendment will be reflected in the filing of a Schedule 13G-A to this filing.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    INVERSIONES COSTA VERDE LIMITADA Y
                                    COMPANIA EN COMANDITA POR ACCIONES
February 13, 2004
                                    By:  /s/ ENRIQUE CUETO PLAZA
                                    ----------------------------
                                             Name:   Enrique Cueto Plaza
                                             Title:  Legal Representative


                                    INVERSIONES COSTA VERDE LIMITADA
February 13, 2004
                                    By:  /s/ ENRIQUE CUETO PLAZA
                                    ----------------------------
                                             Name:   Enrique Cueto Plaza
                                             Title:  Legal Representative

February 13, 2004
                                    By:  /s/ ENRIQUE CUETO PLAZA
                                    ----------------------------
                                             Enrique Cueto Plaza


                                    JUAN JOSE CUETO PLAZA

February 13, 2004
                                    By:  /s/ ENRIQUE CUETO PLAZA
                                    ----------------------------
                                             Name:   Enrique Cueto Plaza
                                             Title:  Legal Representative


                                    IGNACIO CUETO PLAZA

February 13, 2004
                                    By:  /s/ ENRIQUE CUETO PLAZA
                                    ----------------------------
                                             Name:   Enrique Cueto Plaza
                                             Title:  Legal Representative


                                    INMOBILIARIA E INVERSIONES ASTURIAS S.A.

February 13, 2004
                                    By:  /s/ ENRIQUE CUETO PLAZA
                                    ----------------------------
                                             Name:   Enrique Cueto Plaza
                                             Title:  Legal Representative

                               Index of Exhibits

  Exhibit No.                            Description
  -----------                            -----------

       1 Joint Filing Agreement by and among Inversiones Costa Verde Limitada y Compania en Comandita por Acciones,Inmobiliaria e Inversiones Asturias S.A., Inversiones Costa Verde Limitada, Juan Jose Cueto Plaza, Ignacio Cueto Plaza and
               Enrique Cueto Plaza.

       2 Power of Attorney by Inversiones Costa Verde Limitada y Compania en Comandita por Acciones,Inmobiliaria e Inversiones Asturias S.A., Inversiones Costa Verde Limitada, Juan Jose Cueto Plaza and Ignacio Cueto Plaza.